UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 29, 2012

Third Quarter 2012 Earnings Release

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Third Quarter 2012

Lima, Peru, October 29, 2012 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading Peruvian cement company, announced today its consolidated results for the third quarter (“3Q12”) and first nine months (“9M12”) ended September 30, 2012. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian nuevos soles (S/.).

Financial Highlights:

It is  important to note the following highlights:

•	Cement sales volume increased 17.5% during 9M12 compared to the same period of 2011

•	Net income in 3Q12 increased 56.9% compared to 2Q12 (S/. 46.9 million vs. S/. 29.9 million)

•	Consolidated EBITDA in 3Q12 increased 33.6% compared to 2Q12 (S/. 76.4 million vs. S/. 57.2 million)

For more information please visit www.cementospacasmayo.com.pe/investors/ or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO	Rafael Borja / Melanie Carpenter
Ignacio Martinelli, IR Analyst	i-advize Corporate Communications, Inc.
Cementos Pacasmayo Investor Relations	Tel: (212) 406-3693
Tel: (511) 317-6000 ext. 2367	E-mail: cementospacasmayo@1-advize.com
E-mail: imartinelli@cpsaa.com.pe

Third Quarter 2012 Earnings Release

3Q12 versus 3Q11:

•	Sales of goods increased S/. 49.6 million (19.0%)

•	Gross profit rose S/. 13.5 million (12.6%)

•	Consolidated adjusted EBITDA1 increased S/. 13.1 million (20.7%)

•	Cement EBITDA2 increased S/. 15.8 million (24.7%)

	Financial and Operating Results
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
In thousands of metric tons
Cement volume	602.7	507.1	18.9%	1,641.0	1,396.1	17.5%
Quicklime volume	23.5	20.7	13.5%	79.9	71.1	12.4%

In millions of S/.
Sales of goods	310.1	260.5	19.0%	852.9	717.7	18.8%
Gross profit	120.3	106.8	12.6%	328.0	302.4	8.5%
Operating profit	63.4	-45.0	N/R	168.2	67.8	N/R
Net income of controller	47.8	-35.7	N/R	119.2	39.4	N/R
Consolidated adjusted EBITDA	76.4	63.3	20.7%	205.2	198.2	3.5%
Cement EBITDA	79.8	64.0	24.7%	213.8	200.7	6.5%
Net cash flows provided by operating activities	63.2	65.0	-2.8%	87.0	97.0	-10.3%
Net cash flows used in investing activities	-43.8	-71.2	N/R	-528.7	-178.5	N/R
Gross Margin	38.8%	41.0%	-2.2pp.	38.5%	42.1%	-3.6 pp.
Operating Margin	20.4%	-17.3%	N/R	19.7%	9.4%	10.3 pp.
Net Income of Controller Margin	15.4%	-13.7%	N/R	14.0%	5.5%	8.5 pp.
Consolidated adjusted EBITDA Margin	24.6%	24.3%	0.3 pp.	24.1%	27.6%	-3.5 pp.
Cement EBITDA Margin	25.7%	24.6%	1.2 pp.	25.1%	28.0%	-2.9 pp.

1 Consolidated Adjusted EBITDA excludes a non-monetary loss due to a provision for the deterioration of zinc mining assets that took place due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices.
2Cement EBITDA excludes the expenses (income) from the phosphate and brine projects.

Third Quarter 2012 Earnings Release

Economic Overview for 3Q12:

APOYO Consultoría3 estimates that Peru’s economy grew between 6.3% and 6.8% in 3Q12, higher than the 6.1% registered in 2Q12. Likewise, APOYO estimates that construction GDP grew 18.0% in 3Q12. Furthermore, inflation in 3Q12 was nearly 3.5%, below the 4.1% recorded in 2Q12.

According to APOYO Consultoria’s Economic Situation and Projections report, Peru’s strong economic growth is primarily driven by domestic demand.

During 3Q12 private and public investment were the most dynamic drivers with an estimated growth of 16% and 23%, respectively. Additionally, private consumption grew nearly 6%. In contrast, the volume of exports fell by almost 5% due to both supply issues and deterioration of non-traditional exports (mainly textiles) resulting from a decline in external demand. The construction, commerce and services sectors remain the most dynamic, while manufacturing focused on the external market as well as primary sectors grow at lower rates.

In the agroindustrial sector, the Peruvian government has announced plans to grant a concession for the Chavimochic irrigation project in the north of the country in 2Q13, requiring an investment of US$500 million, as part of a larger infrastructure development plan. In addition, the Peruvian company Coazucar, part of Gloria group, announced that between 2012 and 2015 it will invest US$330 million to both install 14.5 thousand hectares of sugar cane with a high technology irrigation system and to build a new sugar mill in the Olmos project, Lambayeque. Both projects will generate employment in Peru’s northern region.

Solid domestic market performance was driven by favorable financing and public impulse, which in turn strengthened the labor market. Currently, the government, companies and Peruvian consumers can gain access to good financing, due to both strong macroeconomic fundamentals and a lessened perception of country risk which favor the influx of capital. In fact, yields demanded from Peruvian bonds in Nuevos Soles are at historic lows and Peruvian companies are placing debt in better condition than last year. In addition, corporate and consumer interest rates remain low, and credit continues to grow at rates close to 16%, according to APOYO Consultoria’s report.

Finally, strong public and private investment performance, has led to the steady creation of high quality jobs which, in turn, provide support for growth in private comsuption. Therefore, because of good recent economic performance, APOYO Consultoria forecasts that the Peruvian economy will grow between 6.0% and 6.5% by the end of the year.
3Q12 is estimated Source: APOYO, Central Bank of Peru

3 Apoyo Consultoria (APORYP) is a specialized advisory firm that provides information in the areas of economics, finance, business and the public affairs of Peru

Third Quarter 2012 Earnings Release

Peruvian Cement Industry Overview

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. Cementos Lima and Cemento Andino4 mainly supply the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all the cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI), in 2011 represented approximately 23.2% of the country’s population and 15.1% of the national Gross Domestic Product (“GDP”).

In 3Q12, the Company sold 602.7 thousand metric tons of cement, which represented an estimated 22.0% of Peru’s total cement distribution throughout the country and nearly all cement consumed in the northern region.

In Peru, the majority of cement is sold to a highly fragmented base  of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment we refer to as “self-construction”.

Peruvian Cement Market Shipments by plant and market share

4 In October 1, 2012, the merger became effected, in which UNACEM S.A.A. (previously Cementos Lima S.A.A.) adquired Cemento Andino S.A.

Third Quarter 2012 Earnings Release

Operating Results:

Production:
Cement Production Volume
(thousands of metric tons)

	Production
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Pacasmayo Plant	556.5	461.0	20.7%	1,482.0	1,263.9	17.3%
Rioja Plant	48.9	51.4	-4.9%	149.9	141.5	5.9%
Total	605.4	512.4	18.1%	1,631.9	1,405.4	16.1%

In 3Q12 total cement production volume rose 18.1% compared to 3Q11. Strong demand for cement in the northern region has remained stable and continues generating higher production volumes. Likewise, during 9M12 cement production volumes increased 16.1% compared to 9M11. Additionally, cement production volumes increased 18.4% in 3Q12 compared to 2Q12.

The dynamism in public and private investment, favorable financing conditions and the creation of high quality jobs resulted in higher cement dispatches in 3Q12.

Clinker Production Volume
(thousands of metric tons)

	Production
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Pacasmayo Plant	308.7	233.1	32.4%	875.6	826.2	6.0%
Rioja Plant	39.7	39.5	0.5%	119.5	113.0	5.8%
Total	348.4	272.6	27.8%	995.1	939.2	6.0%

In 3Q12 clinker production volume increased 27.8% compared to 3Q11. Additionally, clinker production volume rose 6.0% during 9M12 compared to 9M11.

Quicklime Production Volume
(thousands of metric tons)

	Production
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Pacasmayo Plant	22.4	20.9	7.2%	81.0	65.3	24.0%

In 3Q12 quicklime production volume increased 7.2% compared to 3Q11. Additionally, quicklime production volume rose 24.0% during 9M12 compared to 9M11. This was mainly due to improvements in the quicklime kiln, which enabled an increase in production volume. As in the previous quarter, higher production volume led to a decrease in unit costs when compared to 3Q11.

Third Quarter 2012 Earnings Release

Installed Capacity:

Installed Cement and Clinker Capacity

The annual installed cement capacity in the Pacasmayo plant remains stable at 2.9 million metric tons. Similarly, annual installed cement capacity at the Rioja plant remains stable at 0.2 million metric tons. The Company is currently doubling cement production  capacity at the Rioja plant via the installation of a new production line that will add 0.24 million metric tons of annual installed cement production capacity by 4Q12.

Furthermore, the annual installed clinker capacity in the Pacasmayo plant remains stable at 1.5 million metric tons. Annual installed clinker capacity in the Rioja plant will increase by 0.08 million metric tons in 4Q12.

Utilization Rate:

Pacasmayo Plant5 Utilization Rate

	Utilization Rate
	3Q12	3Q11	% Var.	3Q12	3Q11	% Var.
Cement	76.8%	63.6%	13.2 pp.	68.0%	58.0%	10.0 pp.
Clinker	82.3%	62.2%	20.1 pp.	77.6%	73.3%	4.3 pp.
Quicklime	37.4%	34.9%	2.5 pp.	44.9%	36.2%	8.7 pp.

The utilization rate of cement production at the Pacasmayo Plant increased 13.2 percentage points in 3Q12 compared to the same period in 2011, reaching a rate of 76.8%. Likewise, the utilization rate of cement production in 9M12 increased 10.0 percentage points compared to 9M11, reaching a ratio of 68.0%. As was the case in previous quarters, these increases were mainly due to greater usage of the Company’s equipment to meet the growing demand in the northern region of Peru.

Likewise, the clinker utilization rate increased 20.1 percentage points during 3Q12 compared to 3Q11, reaching a rate of 82.3%. Similarly, clinker utilization rate for 9M12 increased 4.3 percentage points compared to 9M11, reaching  a rate of 77.6%. Is important to highlight that in 3Q12 kilns 2 and 3 were down for scheduled maintenance. Therefore, the utilization rate decreased during this quarter.

 The quicklime utilization rate increased 2.5 percentage points during 3Q12, compared to the same period of 2011, while it rose 8.7 percentage points in the in 9M12 compared to the same period of 2011.  This was primarily due to an increase in quicklime production.

Rioja Plant6 Utilization Rate

	Utilization Rate
	3Q12	3Q11	% Var.	3Q12	3Q11	% Var.
Cement	97.8%	100.0%	-2.2 pp.	99.7%	94.1%	5.6 pp.
Clinker	79.4%	79.0%	0.4 pp.	79.5%	75.2%	4.3 pp.

5-6 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for the each quarter by 4 and real cumulative production for nine months by 4/3.

Third Quarter 2012 Earnings Release

The cement utilization rate at the Rioja plant reached a rate of 97.8% in 3Q12. For 9M12, the cement utilization rate increased 5.6 percentage points compared to 9M11, reaching a cement utilization rate of 99.7%.

As was the case in 6M12, greater usage of the Company’s equipment was explained by stronger demand for cement in the region.  During 3Q12, the Pacasmayo plant dispatched approximately 9 thousand metric tons of cement to meet the growing demand in the region, which generated higher transportation cost.

As mentioned above, the Company is currently doubling the capacity of cement production, with the installation of a new production line that will add 0.24 million metric tons of annual installed cement capacity by 4Q12. This will enable the Company to free up the cement produced at the Pacasmayo Plant to supply the region.

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results (in millions of nuevos soles S/.)

	Income Statement
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Sales of goods	310.1	260.5	19.0%	852.9	717.7	18.8%
Gross Profit	120.3	106.8	12.6%	327.9	302.4	8.4%
Total operating expenses, net	-56.9	-151.8	-62.5%	-159.8	-234.5	-31.9%
Operating Profit	63.4	-45.0	N/R	168.1	67.9	N/R
Total other expenses, net	4.8	-3.8	N/R	-2.2	-9.7	N/R
Profit before income tax	68.2	-48.8	N/R	165.9	58.2	N/R
Income tax expense	-21.3	13.1	N/R	-49.3	-18.8	N/R
Net Income	46.9	-35.7	N/R	116.6	39.4	N/R
Non-controlling interests	0.9	0.1	N/R	2.5	0.1	N/R
Net Income of controller	47.8	-35.6	N/R	119.1	39.5	N/R

Sales of goods:

Sales of goods: Cement, concrete and blocks (in millions of nuevos soles S/.)

	Cement, concrete and blocks
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Sales of goods	259.9	213.2	21.9%	698.5	576.3	21.2%
Cost of Sales	-143.5	-106.1	35.2%	-384.7	-280.0	37.4%
Gross Profit	116.4	107.0	8.8%	313.8	296.3	5.9%
Gross Margin	44.8%	50.2%	-5.4 pp.	44.9%	51.4%	-6.5 pp.

Sales of cement, concrete and blocks increased 21.9% in 3Q12 compared to 3Q11, mainly driven by strong demand in the northern region of Peru, a trend that began at the beginning of the year. Furthermore, sales of cement, concrete and blocks rose 21.2% in 9M12 compared to the same period of the previous year.  In addition, sales of cement, concrete and blocks increased 20.6% compared to 2Q12.

Third Quarter 2012 Earnings Release

Growth of Peru’s GDP in 3Q12 was between 6.3% and 6.8%7 and growth for construction GDP in the same period was around 18.0%. As in 6M12, in 3Q12 there was a significant boost to public investment reaching a growth rate of nearly 23.0%. Additionally, during this quarter private investments registered a growth rate of nearly 16.0%. A greater buoyancy in the private and public sectors has led to an increase in the demand for construction materials, especially cement, concrete and blocks. Similarly, the “self-construction” segment continues to drive sales as a result of economic growth registered in the northern region of Peru. Additionally, favorable financing conditions and the creation of quality jobs drove growth in private consumption leading to increase cement sales volume.

Cement, concrete and blocks sales during 3Q12 were comprised as follows:

Sales growth of the cement, concrete and blocks segment during 3Q12 was primarily driven by the increase in cement sales, which rose 19.9% compared to the same period in 2011, and sales growth of concrete, which rose 33.1% compared to the same period in 2011.

 Gross profit of cement, concrete and blocks increased S/. 9.4 million in 3Q12 compared to the same period last year. However, gross margin decreased 5.4 percentage points in 3Q12 compared to the same period last year.

7 All macorecomic figures for 3Q12  were obtained from Apoyo Consultoria (APOYO), a specialized advisory firm that provides information in the areas of  economics, finance, business and the public affairs of Peru.

Third Quarter 2012 Earnings Release

It is important to mention that the Company has intensified its door-to-door commercial strategy for cement sales. As of September 30, 2012,  99% of the cement sales were sold under this system. As was the case in the previous quarters, this strategy caused both an increase in revenues and an increase in freight cost, which did not impact margins in absolute values.  However, this strategy did reduce the percentage margin of cement, concrete and blocks segment.

In addition, gross margin for this segment was affected by an increase in the cost of clinker due to the maintenance of horizontal kilns 2 and 3, which increased unit cost of clinker production. As a consequence of the downtime for maintenance, and in order to satisfy the strong growth in demand, the Company used around 100 thousand of metric tons of imported clinker.

In 9M12, consolidated gross margin for the cement, concrete and block segment decreased 6.5 percentage points compared to 9M11, mainly explained  by changes in the commercial strategy and increases in the unit cost of clinker, due to downtime for maintenance of the Company’s kilns and the use of imported clinker.

Sales of goods: Construction Supplies8 (in millions of Nuevos Soles S/.)

	Construction Supplies
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Sales of goods	37.5	37.1	1.1%	111.6	105.0	6.3%
Cost of Sales	-36.6	-36.2	0.8%	-108.1	-101.8	6.2%
Gross Profit	1.0	0.9	11.1%	3.5	3.2	9.4%
Gross Margin	2.7%	2.4%	0.3 pp.	3.1%	3.0%	0.1 pp.

During 3Q12 sales of construction supplies increased 1.1% compared to the same period in the previous year. Also, during 9M12 sales of construction supplies increased 6.3% compared to 9M11.

Similar to what occurred in 6M12, the constant dynamism of public and private investment is creating an increase in demand of construction materials. This is mainly explained by a rise in sales of steel rebar, a vital material for cement- and concrete-based construction. In line with previous quarters, the gross margin remained relatively flat with no major variations.

Sales of goods: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Sales of goods	12.1	10.0	21.0%	41.6	34.3	21.3%
Cost of Sales	-9.2	-8.3	10.8%	-30.9	-28.8	7.3%
Gross Profit	2.9	1.7	70.6%	10.8	5.5	96.4%
Gross Margin	24.0%	17.0%	7.0 pp.	26.0%	16.0%	10.0 pp.

Quicklime sales increased 21.0% in 3Q12 compared to 3Q11. At the same time, quicklime sales grew 21.3% during 9M12 compared to 9M11.

Furthermore, gross margin increased 7.0 percentage points in 3Q12 compared to 3Q11 and 10.0 percentage points in 9M12 compared to 9M11, largely due to greater production levels resulting from improvements made to the quicklime kiln.

8 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Third Quarter 2012 Earnings Release

Operating Expenses:

Administrative expenses (in millions of nuevos soles S/.)

	Administrative expenses
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Personnel expenses	22.4	24.6	-8.9%	63.3	60.2	5.1%
Third-party services	21.1	19.5	8.2%	55.3	49.9	10.8%
Board of directors compensation	1.2	1.6	-25.0%	3.9	4.2	-7.1%
Depreciation and amortization	1.9	2.4	-20.8%	8.1	6.6	22.7%
Other	3.2	3.0	6.7%	9.5	8.7	9.2%
Total	49.8	51.1	-2.5%	140.1	129.6	8.1%

During 3Q12, administrative expenses decreased 2.5% compared to 3Q11 staying neutral to variations.

Administrative expenses increased 8.1% in 9M12 compared to 9M11, due to an increase in the number of people involved in the projects. Third-party services increased as a result of higher professional fees associated with the inherent costs of complying with SEC regulations. Lastly, during 3Q12 depreciation rose when compared to 3Q11, mainly due to equipment not being used at full capacity.

Selling and distribution expenses (in millions of nuevos soles S/.)

	Selling and distribution expenses
	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Personnel expenses	3.7	2.4	54.2%	10.2	6.5	56.9%
Advertising and promotion	2.3	1.9	21.1%	7.6	5.5	38.2%
Other	1.7	1.4	21.4%	3.8	3.0	26.6%
Total	7.7	5.7	35.1%	21.6	15.0	44.0%

During 3Q12 personnel expenses rose when compared to 3Q11, as a consequence of the commercial strategy, which consists of creating loyalty among retailers and end-consumers. Likewise, during 3Q12 there was an increase in advertising and promotional expenses compared to 3Q11, directly linked to the rise in sales volume. It is worth noting that the ratio remains below 1% of net sales. Additionally, selling and distribution expenses remain at the same level as in 2Q12.

Third Quarter 2012 Earnings Release

EBITDA Reconciliation:

Consolidated adjusted EBITDA (in million of Nuevos Soles S/.)

	Consolidated adjusted EBITDA
	3Q12	3Q11	9M12	9M11
Net Income	46.9	-35.8	116.7	39.4
+ Income tax expense	21.3	-13.1	49.3	18.8
- Finance income	-5.7	-0.1	-17.9	-2.0
+ Finance costs	0.4	4.6	18.9	13.1
+/- Net (loss) gain from exchange rate	0.5	-0.7	1.2	-1.5
+ Depreciation and Amortization	13.0	108.4	37.0	130.4
Consolidated adjusted EBITDA	76.4	63.3	205.2	198.2
EBITDA from FdP y Salsud *	3.4	0.7	8.6	2.5
Cement EBITDA	79.8	64.0	213.8	200.7

* Corresponds to EBITDA from projects for Fosfatos del Pacifico and Salmueras Sudamericanas which are not linked to the cement business and are currently in pre-operational stages, therefore they are not generating revenues.

Consolidated adjusted EBITDA9 increased 20.7%, an equivalent of S/. 13.1 million during 3Q12 compared to 3Q11, reaching a total Consolidated adjusted EBITDA of S/. 76.4 million.

It is worth noting that Consolidated adjusted EBITDA was negatively affected by the expenses incurred in the Fosfatos del Pacifico and Salmueras Sudamericanas projects, which do not generate revenues since both are currently in the pre-operating phase. Excluding the previous statement, Cement EBITDA increased 24.7% an equivalent of S/. 15.8 million compared to 3Q11. Additionally, for 9M12 Cement EBITDA grew 6.5% or S/. 13.1 million compared to the same period of the previous year.

Cash flows (in million of Nuevos Soles S/.):
	Cash Flows
	3Q12	3Q11	9M12	9M11
Net cash flows provided by operating activities	63.2	65.0	87.0	97.0
	0.0	0.0	0.0	0.0
Net cash flows used in investing activities	-43.8	-71.2	-528.7	-178.5
	0.0	0.0	0.0	0.0
Net cash flows provided by (used in) financing activities	3.4	22.7	277.4	-31.8
	0.0	0.0	0.0	0.0

Net cash flows provided by operating activities
Net cash flows provided by operating activities in 3Q12 decreased compared to 3Q11 as result of further disbursement for payment to suppliers. Similarly, net cash flows provided by operating activities for 9M12 decreased compared to 9M11, mainly due to the payment of taxes (January 2012) due for the sale of 30% of the Company’s subsidiary Fosfatos del Pacifico S.A.  to a subsidiary of Mitsubishi.

9 Consolidated Adjusted EBITDA excludes a non-cash loss due to an impairment with respect to our zinc mining assets that we undertook due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices.

Third Quarter 2012 Earnings Release

Net cash flows used in investing activities
The decline in cash flows used in investing activities in 3Q12 compared to 3Q11 was mainly explained by fewer purchases of fixed assets.  Furthermore, the increase in cash flows used in investing activities in 9M12 compared to 9M11 was mainly due to the certificates of deposit realized during the period.

Net cash flows provided by (used in) financing activities
The decline in net cash flows provided by (used in) financing activities during 3Q12 compared to 3Q11 stemmed from the prepayment of debt. Furthermore, the increase in net cash flows provided by (used in) financing activities during 9M12 when compared to 9M11 was due to the cash received from the IPO on The New York Stock Exchange, which decreases with the payment of debt.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.):

As of September 30, 2012, the Company’s cash position was S/. 601.7 million (US$ 231.6 million). This balance includes certificates of deposits for S/. 534.0 million (US$ 205.5 million) distributed as follows:

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
BBVA Banco Continental	S/. 202.2	4.25%	04 de enero 2012	June 27, 2013
Banco de Crédito del Perú	S/. 201.8	4.10%	23 de febrero 2012	August 16, 2013
Other deposits	S/. 130.0
Total	S/. 534.0

Other deposits correspond to certificates of deposit in nuevos soles and in dollars with maturities less than 30 days.

The remaining balance of S/. 67.7 million (US$ 26.1 million) is held in Company bank accounts.

Debt Position:

Consolidated Debt (in millions of Nuevos Soles S/.)

As of September 30, 2012, the Company had total outstanding debt of S/. 202.2 million (US$ 75.7 million), which corresponds to the loan taken from BBVA Banco Continental in December 2011. This loan has an interest rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the years that follow. This loan is due December 2018.

Additionally, during March 2012 the Company signed a credit line agreement with Banco de Credito del Peru for an amount equivalent in nuevos soles to US$ 75.0 million, which can be executed at the time the Company needs the funds.

Below are the contractual obligations with deadlines for payment of this debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	115.5	77.0	9.6	202.1
Future interest payments	13.3	31.2	7.4	0.2	52.1
Total	13.3	146.7	84.4	9.8	254.2

Third Quarter 2012 Earnings Release

Capex

Capex (in millions of Nuevos Soles S/.)

As of September 2012, the Company invested S/. 185.1 million, allocated to the following projects:

Projects	9M12
Construction of diatomite brick plant	8.7
Expansion of Rioja Plant	49.8
Expansion of Pacasmayo Plant	11.5
Phospate Project	6.8
Brine Project	12.0
Other investing activities*	96.3
Total	185.1

* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipments and overhauls.

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% stake of the Fosfatos del Pacifico S.A. subsidiary for S/. 124.4 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation has signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million metric tons of phosphate per year with the option to buy an  additional 0.5 million metric tons per year. The agreement has a term of 20 years.

The Company is currently in the final stage of the pilot tests, in order to confirm laboratory tests and obtain as much information as possible for the development of the basic engineering of the project.

Furthermore, continuing with the project schedule, the Company hired companies to begin the basic engineering study for the project’s different sections. Those selected are: Golder Associates to study the mine, a consortium of FL Smidth Minerals-Jacobs-Golder Associates to study the plant, Berenguer Ingenieros to study the port, Pepsa Tecsult and Aecom to study the electrical transmission and water.  The Company expects the basic engineering study to be completed in 1Q13, which will more accurately measure the project’s advancement. It is estimated that the phosphates project will be operational in 2016.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company has a 74.9% stake and Quimpac has the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with a German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will enable the Company to have accurate information with which to measure the size of the industrial complex and have more details of the production process.
The Company expects that the basic engineering study will be ready by the end of 1Q13, at which point it will transfer the development of the engineering details to a recognized company. It is estimated that the development of the brines project before entering operation, has an approximate duration of 3 to 5 years.

Third Quarter 2012 Earnings Release

Recent Events

•
Cemento Pacasmayo’s New Plant in Piura – The Company signed a basic engineering and supplies contract  for the construction of Cementos Pacasmayo’s new plant in Piura, in the northern region of Peru with the international firms, ThyssenKrupp Polysius and Loesche for US$ 88.4 million. The new plant’s annual capacity is in line with expectations and it is projected to have an annual installed capacity of 1.6 million metric tons of cement and an annual installed capacity of 1.0 million metric tons of clinker.

•
Cemento Pacasmayo S.A.A. Announces Annual Dividend Payment – In the board meeting held on October 17, 2012, the Company's Board of Directors approved a cash dividend of S/. 52,000,000 related to net income as of December 31, 2011. Payment will be effective in the month of November 2012.

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 54 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Third Quarter 2012 Earnings Release

Note: The Company presented some figures converted from nuevos soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S /. 2.598 per US$ 1.00, which was the exchange rate reported as of September 30, 2012 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2012 Earnings Release

Interim consolidated statements of financial position
As of September 30, 2012 and December 31, 2011

Assets	As of September-2012 S/. (000)	As of December-2011 S/. (000)
Current assets
Cash and short-term deposits	601,722	363,279
Trade and other receivables	66,720	78,377
Income tax prepayments	13,774	705
Inventories	228,984	206,102
Prepayments	22,510	11,629
	933,710	660,092

Assets	As of September-2012 S/. (000)	As of December-2011 S/. (000)
Non-current assets
Other receivables	33,126	29,146
Available-for-sale financial investments	31,872	22,074
Property, plant and equipment	1,299,325	1,197,401
Exploration and evaluation assets	42,916	29,895
Other assets	1,290	1,404
	1,408,529	1,279,920

Total assets	2,342,239	1,940,012

Liabilities and equity	As of September-2012 S/. (000)	As of December-2011 S/. (000)
Current liabilities
Trade and other payables	121,570	128,485
Interest-bearing loans and borrowings	-	139,048
Income tax payable	-	12,870
Provisions	15,801	28,694
	137,371	309,097

Liabilities and equity	As of September-2012 S/. (000)	As of December-2011 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	202,200	451,546
Other non-current provisions	14,313	10,909
Deferred income tax liabilities, net	89,271	94,875
	305,784	557,330

Total liabilities	443,155	866,427

Equity	As of September-2012 S/. (000)	As of December-2011 S/. (000)

Capital stock	530,261	418,777
Investment shares	50,503	49,575
Additional paid-in capital	561,191	-
Legal reserve	101,081	90,451
Other components of equity	14,732	8,029
Retained earnings	579,522	473,721

Equity attributable to owners of the parent	1,837,290	1,040,553
Non-controlling interests	61,794	33,032

Total equity	1,899,084	1,073,585

Total liabilities and equity	2,342,239	1,940,012

Third Quarter 2012 Earnings Release

Interim consolidated statements of comprehensive income

As of September 30, 2012 and December 31, 2011

	3Q12 S/.(000)	3Q11 S/.(000)	As of September-2012 S/. (000)	As of December-2011 S/. (000)

Sales of goods	310,052	260,478	852,850	717,666
Cost of sales	-189,787	-153,652	-524,907	-415,276
Gross profit	120,265	106,826	327,943	302,390

Operating income (expenses)

Administrative expenses	-49,784	-51,084	-140,126	-129,608
Selling and distribution expenses	-7,736	-5,657	-21,601	-15,049
Other operating income, net	667	1,032	1,954	6,210
Impairment of zinc mining assets	-	-96,100	-	-96,100
Total operating expenses , net	-56,853	-151,809	-159,773	-234,547

Operating profit	63,412	-44,983	168,170	67,843

Operating income (expenses)

Finance income	5,730	117	17,945	1,963
Finance costs	-400	-4,594	-18,935	-13,116
Net (loss) gain from exchange difference	-570	660	-1,187	1,469
	0	0	0	0
Total other expenses, net	4,760	-3,817	-2,177	-9,684

Profit before income tax	68,172	-48,800	165,993	58,159

Income tax expense	-21,293	13,072	-49,333	-18,801
Net income	46,879	-35,728	116,660	39,358

Attributable to:
Owners of the parent	47,794	-35,666	119,144	39,442
Non-controlling interests	-915	-62	-2,484	-84

Earnings per share
Basic and diluted for the three-month and nine-month period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.08	-0.08	0.21	0.08
Net income	46,879	-35,728	116,660	39,358

Third Quarter 2012 Earnings Release

Interim consolidated statements of changes in equity
For the nine months ended September 30, 2012 and 2011

	Attributable to owners of the parent
	Capital Stock s/.(000)	Investment shares S/.(000)	Additonal paid-in capital S/.(000)	Legal reserve S/.(000)	Available-for-sale reserve S/.(000)	Foreign currency translation reserve S/. (000)	Retained earnings S/. (000)	Total S/. (000)	Non-controlling interests S/. (000)	Total equity S/. (000)

Balance as of January 1, 2011	418,777	49,575	-	74,145	15,374	-983	435,668	992,556	739	993,295
Net income	-	-	-	-	-	-	39,442	39,442	-84	39,358
Other comprehensive income	-	-	-	-	-5,741	-81	-	-5,822	-17	-5,839
Total comprehensive income	-	-	-	-	-5,741	-81	39,442	33,620	-101	33,519

Dividends	-	-	-	-	-	-	-56,000	-56,000	-	-56,000
Appropriation of legal reserve	-	-	-	3,275	-	-	-3,275	-	-	-
Incorporation of non-controlling interest	0	0	0	-	0	0	0	0	4779	4,779
Balance as of September 30, 2011	418,777	49,575	-	77,420	9,633	-1,064	415,835	970,176	5417	975,593

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	-1,228	473,721	1,040,553	33,032	1,073,585
Net income	-	-	-	-	-	-	119,144	119,144	-2,484	116,660
Other comprehensive income	-	-	-	-	6,859	-156	-	6,703	-24	6,679
Total comprehensive income	-	-	-	-	6,859	-156	119,144	125,847	-2,508	123,339

Issue of common and investment shares	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve	-	-	-	10,630	-	-	-10,630	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	28,557	28,557
Other adjustments of non-controlling interests	-	-	-	-	-	-	-2,713	-2,713	2,713	-
Balance as of September 30, 2012	530,261	50,503	561,191	101,081	16,116	-1,384	579,522	1,837,290	61,794	1,899,084